Exhibit 99.1

1 32 Beulah Road, Norwood, South Australia 5067ACN112 202 883 Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au Sundance Energy Australia Limited ABN 76 112 202 883 FOR IMMEDIATE RELEASE General Manager The Company Announcements Office Australian Securities Exchange Borrowing Capacity Increased to US$135 Million Sundance Energy Australia Limited (ASX:SEA) is pleased to announce that the Company’s borrowing capacity has increased to US$135 million. As of the date of this release, the Company will have US$100 million undrawn and US$35 million outstanding. The increase in the borrowing capacity was driven by the significant uplift in the Company’s proved oil and gas reserves announced last month. In conjunction with the increase in borrowing capacity, the Company has successfully syndicated its Senior Credit facility. Bank of America Merrill Lynch and The Bank of Nova Scotia have joined Sundance’s banking group which is led by Wells Fargo. All significant terms of the Senior and Junior Credit facilities, including covenants, remain unchanged. For more information, please contact: Eric McCrady, Managing Director Tel: +1 (303) 543 5703 Mike Hannell, Chairman Tel: +61 8 8363 0388 About Sundance Energy Australia Limited Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Williston, Denver-Julesburg and Anadarko Basins. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net. ASX Announcement 2 May 2014 ASX Code: SEA